Exhibit 99.1

BLACK DIAMOND’S LIBERTY VALLEY WINE INKS DEAL
WITH NEW YORK CHAMBER

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Sept. 11, 2007) - Black Diamond Brands Corp. “BDB” (OTCBB:BDMHF), the "Company", is pleased to announce that its subsidiary Liberty Valley Wine has executed a 5 year sponsorship agreement with the Greater New York Chamber of Commerce, “GNYCC”.  The Chamber, www.chamber.com provides valuable corporate services to almost 10,000 businesses and assists other chambers, trade organizations & civic groups to help improve the business climate in New York City. The relationship outlined in the agreement will be that Liberty Valley Wine will be the lead wine sponsor and wine feature in many of the chamber members’ 10,000 hotels, restaurants and retail on-and-off premise outlets.

Management believes this relationship will have a long term positive impact upon the Company, increase sales and provide major brand awareness.  New York is one of the largest markets in the United States in terms of population, purchasing power, wine consumption and has approximately 45,000 on-and-off premise outlets that sell wine, spirits and beer.  Brad J. Moynes, CEO stated: “New York is expected to be the backbone of our sales operation and base of which the company has planned its strategic roll out”.  Liberty Valley Wine will be featured at this years Toast to New York and at the Remembrance Day celebration in New York City this Nov 11, 2007.

About Liberty Valley Wine LLC:

Liberty Valley Wine LLC is a Delaware Limited Liability Company that was formed May 16, 2005. The Company owns five registered trademarks featuring high definition, photographed images of the Statue of Liberty on wine labeling in the United States of America. The Statue, perhaps the most recognized historical monument, an image of which is on each and every bottle of Liberty Valley Wine. Finding the right strategic partner was difficult. Not only did the wine quality have to meet very high standards but the cause had to reflect the Company's commitment to a world where freedom is a standard against which all societies are measured. For shareholders, the ownership of this intellectual property is invaluable and represents a brand with an everlasting identity.

About Black Diamond Brands Corp.:

Black Diamond Brands Corp. is a Vancouver, Canada domiciled company that was incorporated on December 28, 2000. The Company and its two wholly owned subsidiaries, Black Diamond Importers Inc., and Liberty Valley Wine, LLC are engaged in the bottling, importation, distribution, marketing, and brand creation of premium wines and spirits to consumers worldwide.

All company filings may be viewed on www.sec.gov and through the Edgar filing System.

Forward Looking Statements. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. All wine and spirit statistics were sourced from the Adams Beverage Group Liquor Handbook, Gomberg-Fredrikson Report, and the International Wines & Spirits Record, Wine Spectator.

FOR FURTHER INFORMATION PLEASE CONTACT:

Black Diamond Brands Corp. Brad J. Moynes CEO (604) 646-5620 or Toll Free: 1-877-646-5635 Website: www.blackdiamondbrands.com	Oak Ridge Winery LLC - Sales Information and Distribution Nicholas Karavidas GM & Director of Winemaking (209) 369-4758 Website: www.libertyvalleywine.com